Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Company update – TBG Acquisition and dates of AGM and General Meeting

Melbourne, Australia, 2 November 2015. Progen Pharmaceuticals Limited (the Company) (ASX: PGL, OTC: PGLA) provides the following update to the market and its shareholders in regards to the dates for holding the Company’s Annual General Meeting and a General Meeting to consider the resolutions associated with the proposal to acquire 100% of the issued capital in TBG Inc (TBG) from Medigen Biotechnology Corporation (Medigen) (the TBG Acquisition).

1.	Background

The Board determined that it would be in the interest of shareholders that the resolutions associated with the TBG Acquisition be bundled together and dealt with under a General Meeting called specifically to deal with those matters.

The Board also determined, in the interests of minimising costs associated with the holding of separate meetings, that it would be appropriate to hold this General Meeting on the same day as the Annual General Meeting, with the General Meeting to start immediately following the conclusion of the Annual General Meeting.

The Company lodged with ASX and then subsequently with ASIC a booklet enclosing two Notice of Meetings and the relevant accompanying Explanatory Memorandums and supporting documentation (including the Independent Expert’s Report (IER) disclosed to shareholders on 19 October 2015).

Under the Corporations Act, the Company is required to have held its Annual General Meeting by 30 November 2015. As the preference of the Company was to hold both meetings on the same day, the Company applied for a shortened period of time for document lodgement under section 218 of the Corporations Act. ASIC granted this application on 30 October 2015.

During this process, ASIC requested some further information from the Independent Expert in respect to the IER. This information was provided and, following consultation with ASIC, some additional comments were included to clarify the basis to support their opinion that the TBG Acquisition is fair and reasonable to the Non-Associated Shareholders (for further information please refer to the Fairness Conclusion on pages 4 and 5 of the IER).

However, these amendments resulted in a minor delay. After taking into account printing and posting timeframes and the minimum notice period requirements, and following consultation with ASIC, the Company applied for an extension of time within which the Company must hold its Annual General Meeting. Approval for this application was duly granted on 30 October 2015, with the result that the Annual General Meeting will now be held on 7 December 2015.

2.	Dates of AGM and GM

The outcome of the above process is as follows:

●	the Annual General Meeting of the Company will be held at 11:00am (AEDT) on Monday 7 December 2015; and

●

a General Meeting to consider the resolutions associated with the TBG Acquisition will be held at 11.45am or as soon as the Annual General Meeting has concluded or been adjourned (whichever is earlier) on Monday 7 December 2015.

3.	Indicative Timetable*

The Company provides the following updated indicative timetable. Please note that this timetable is indicative only and the directors of the Company reserve the right to amend the timetable as required.

Event	Date*
Lodgement of Notice of AGM and GM with ASX	16 October 2015
Lodgement of Notice with ASIC[1]	22 October 2015
Dispatch Notice of AGM and GM	4 November 2015
Lodge Prospectus with ASIC and ASX	6 November 2015
Offer under Prospectus opens	16 November 2015
Offer under Prospectus closes	27 November 2015
AGM and GM held[2] Shares in Company suspended from trading	7 December 2015
Allotment of Shares and Completion of TBG Acquisition	10 December 2015
Dispatch of holding statements to Shareholders	11 December 2015
Expected date for re-quotation of shares on ASX	16 December 2015

[1]	The Company applied to ASIC for a shortened period for document lodgement in accordance with section 218(2) of the Corporations Act. ASIC granted the application on 30 October 2015.

[2]	On 30 October 2015 ASIC granted the Company an extension to the period within which the Company must hold its Annual General Meeting from 30 November 2015 to 7 December 2015.

4.	Next Steps

The Notice of Meetings will be dispatched to shareholders on 4 November 2015.

Following dispatch of the Notice of Meetings, the Company will finalise and lodge a Prospectus with ASIC and ASX. The Company anticipates this will occur on 6 November 2015.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638